

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

February 24, 2011

Susan J. Thomas
Ford Motor Credit Company LLC
One American Road
Dearborn, MI 48126

      Re: Ford Credit Floorplan Corporation
              Ford Credit Floorplan LLC
              Registration Statement on Form S-3
              Filed January 28, 2011
              File No. 333-171922

Dear Ms. Thomas:

      We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3

General

1. We note that you have provided the CIK codes for the depositor and any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering during the last twelve months in your cover letter dated January 28, 2011. Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4. of Form S-3.

2. Please confirm that finalized agreements will be filed simultaneously with or prior to the filing of the final prospectus by post-effective amendment or Form 8-K. Finalized agreements may be unexecuted as provided by Instruction 1 to Item 601 of Regulation S-K. Exhibits must be filed either as an exhibit to the registration statement by post-effective amendment or under cover of Form 8-K and incorporated by reference into the registration statement. Refer to Securities Act Rule 462(d) and Item 1100(f) of Regulation AB.

3. Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus.

4. Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available. Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.

5. If delinquent assets will be included in the pool, please confirm that delinquent assets in the asset pool being securitized will not constitute 20% or more, as measured by dollar volume, of the asset pool as of the measurement date. Please refer to General Instructions I.B.5 to Form S-3.

Registration Statement Cover Page

6. Please update the registration statement fee table to reflect the current registration fees.

Prospectus Summary, page S-24

7. Please confirm that you will describe the material characteristics of the pool of receivables in the related prospectus supplements, including the receivables in the pool where exceptions to underwriting guidelines have been made. Refer to Item 1103 and Item 1111 of Regulation AB.

8. Please summarize the circumstances under which pool assets may be added, removed or substituted. Refer to Item 1103(a)(6) of Regulation AB.

Material Changes to Ford Credit's Origination and Underwriting, page S-21

9. We note your disclosure in the last paragraph on page S-24 that Ford Credit has

changed its origination and underwriting procedures by decreasing the frequency of full credit reviews and on-site inventory audits on its lower-risk dealers, allowing it to focus more resources on higher-risk dealers. Please revise to describe the limited review that Ford Credit performs on lower-risk dealers. If there are exceptions to the underwriting procedures, please disclose here. Also revise the "Material Changes to Ford Credit's Servicing Policies and Procedures" section accordingly.

Static Pool Information About the Trust Portfolio, page S-28

10. It appears that you will provide the static pool information in the related prospectus supplement. However, you have included the undertaking in Item 512(l) to provide the static pool information through a specified internet address. Please reconcile or advise.

Description of the Hedge Counterparty, page S-50

11. Please revise to remove the disclaimer of responsibility in the second paragraph of this section on page S-50.

Prospectus

Cover Page

12. We note disclosure on the cover page of the base prospectus that assets may consist of any other property identified in the prospectus and the prospectus supplement. Please revise the cover page to provide clearer disclosure of the asset types that may be included in a related takedown. Refer to Item 1102(c) and Item 1111 of Regulation AB.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Lauren Nguyen at (202) 551-3642 or me at (202) 551-3750 with any other questions.

Regards,

Max A. Webb
Assistant Director

cc: Joseph P. Topolski, Esq.
        Katten Muchin Rosenman LLP
        Via facsimile 212.940.8776